FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ESSENTIAL FACT
Enersis S.A.
Registration No. 175 in Securities Registry

Santiago, April 13, 2009
Ger. Gen. 80/2009

Mr. Guillermo Larraín R.
Superintendent of Securities and Insurances
Av. Libertador Bernardo O’Higgins 1449
Santiago

Ref.: Essential Fact:: New Distribution Rates

Dear Sir,

In accordance with Articles 9 and 10.2 of Law 18,045, in addition to the General Rules No. 30 and No. 210, both issued by the Superintendency, and with the authority vested on me, I hereby inform you of the following Essential Fact.

In 2008, pursuant to the General Law of Electric Services, the process of fixing distribution rates began, affecting among other companies, our subsidiary Chilectra S.A.

This process ended on Wednesday, April 8, 2009, when the Ministry of Economy, Development and Reconstruction published in the Official Gazette, the Decree No. 385, that “SETS RATE FORMULAS APPLICABLE TO SUPPLY SUBJECT TO REGULATED PRICES, AS LISTED, DELIVERED BY THE DISTRIBUTION CONCESSIONARIES INDICATED.” Rates published as a result of this process will be effective as of November 4, 2008 until November 2012.

As consequence of the application of the mentioned Decree, the negative effects over Enersis S.A. future results are estimated on 14,100 million of Chilean pesos per annum after taxes, which correspond to a decrease of the income of our subsidiary Chilectra S.A., that is estimated in about 17,144 million of Chilean pesos annually.

Yours sincerely,

Ignacio Antoñanzas Alvear
Chief Executive Officer

c.c.:	Bolsa Comercio Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgos
Banco Santander Santiago– Representative of Bondholders
Depósito Central de Valores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: April 14, 2009